02 SEP 16 [illegible]

Filing No. : 82-3857

LG Electronics

September, 2002

CONTENTS

I. The Company's Issuance of Debentures

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since April, 2002 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/ Prospectus for the Company's issue of the following securities by Public Offering

Issuance of non-guaranteed FRN in the amount of USD 200 Million	Amount :	USD 200 millions
	Issuance Date :	May 31, 2002
	Maturity Date :	May 31, 2005
	Coupon Rate :	6M Libor + 0.66%

Report on the Company's issuance of the following debentures by private placement

None

Issuance of non-guaranteed FRN in the amount of USD 200 Million

1. Issuer :	LG Electronics Inc.
2. Lead Manager :	Korea Development Bank, Citi Bank/Salomon Smith Barney
3. Details of Subscription :	(1) Closing date of subscription : May 31, 2002 (2) Amount subscribed : USD 200,000,000 (at par) (3) Coupon rate : 6M Libor + 0.66%
4. Date of Maturity :	May 31, 2005
5. Amount of Proceed :	(1) Total net proceeds : USD 198,620,000 (2) Total cost : USD 1,380,000 (0.69%)
6. Use of Proceeds :	To refinance exiting debts and general working capital

II. Public Announcements

Report to KSE

Direct public announcement /
Report of the contents of
direct public announcement

Leasing Real Estate from Major Shareholders	April 12,2002
Voluntary Disclosure of Other Material Information Regarding Business	April 25,2002
Overseas Issuance of Bonds	May 2, 2002
Share Repurchase	May 2, 2002
Investment in Other Corporation	May 15, 2002
Assignment of Business	May 17, 2002
Voluntary Disclosure of Other Material Information Regarding Business	May 22, 2002
Result of Share Repurchase	May 24, 2002
Disposal of Equity in Other Corporation	May 27, 2002
Sale of Securities to Major Shareholder	May 27, 2002
Overseas Direct Investment	May 31, 2002
Guarantee of Debt Payment for the Third Party (including Provision of Collateral)	May 31, 2002
Overseas Direct Investment	May 31, 2002
Purchase of Securities from Major Shareholder	June 28, 2002
Resolution on Tender Offer or Receipt of Tender Offer	July 23, 2002
Listing of Securities (DRs or Stocks) on Overseas Exchange	September 6, 2002

Leasing Real Estate from Major Shareholder

Date of Announcement : April 12, 2002

1. name of lessor(major sahreholder)		LGEI,Ltd.		
- relationship with company		Major Shareholder		
2. details of rent				
a. date of rent		2002.04.01		
b. real estate for rent		21,124㎡ (building)		
c. location of rent		6~16th floor, West building, LG Twin Towers, 20 Yeouido-dong Yeongdeungpo-gu, Seoul, Korea		
d. specifics of rent	rental period	2002.04.01	~	20023.03.31
	rental deposit(KRW)	31,952,150,000		
	rental payment(KRW)	319,521,500		
3. purpose of rent		for office use		
4. decision date(date of board resolution)		2002.04.11		
- attendance of outside directors		present (no.)		absent (no.)
- attendance of auditors		present		
5. others				
※ date of relevant disclosure		-		

Voluntary Disclosure of Other Material Information Regarding Business

Date of Announcement : April 25, 2002

voluntary disclosure regarding Delisting of GDR in London Stock Exchange
1. Related stock exchange : London Stock Exchange 2. Total amount of delisted GDR in the exchange : 4,383,591 preferred stock (One GDR represent one half of one preferred stock) 3. Informed Date : April 24, 2002 4. Reason of Delisting : LGE requested for delisting in the process of split-off 5. LGE is planning for re-listing after the completion of split-off

Overseas Issuance of Bonds

Date of Announcement : May 2, 2002

1. class of bond		series no.	32	class	FRN	
2. total issuing amount by face value	foreign currency(unit)	US$				
	Korean won(KRW)	258,440,000,000				
	exchange rate	1292.20				
3. issuing place and mehtod		Euro public offering				
4. coupon rate		6M Libor + 0.66%				
5. use of funds raised	investments in property, plant and equipment(KRW)	-				
	operating funds(KRW)	258,440,000,000				
	others(KRW)	-				
6. payment date		2002.05.31				
7. maturity date of bonds		2005.05.31				
8. date of board resolution		2002.04.30				
- attendance of outside directors		present (no.)		1	absent (no.)	2
- attendance of auditors		present				
9. others						

Share Repurchase

- Date of Announcement : May 02, 2002

1. purpose of share repurchase		For Incentive payment to staff				
2. details of shares to be repurchased		common shares	200,000			
		preferred shares	-			
		others	-			
3. method of purchase		direct purchase from the market through a commissioned security corporation				
4. purchase price(KRW)		10,200,000,000				
5. sources of fund for repurchase		Operating Income				
6. repurchase period		from	2002.05.06	to	2002.08.01	
7. securities brokerage firms		LG Investment & Securities				
8. details of treasury stock before repurchase	acquisition through securities market and tender offer	common shares	number of shares	-	ratio (%)	-
		preferred shares	number of shares	-	ratio (%)	-
	acquisition through trust contract (treasury stock fund)	common shares	number of shares	-	ratio (%)	-
		preferred shares	number of shares	-	ratio (%)	-
9. decision date (date of board resolution)		2002.05.02				
- attendance of outside directors		present (no.)	3	absent (no.)	-	
- attendance of auditors		present				
10. others		Repurchase price is expected(calculated) from the price of the decision date				

Investment in Other Corporation

Date of Announcement : May 15, 2002

1. details fo company invested/acquired	name of company	KT Corporation		name of reparsent ative	Lee, Sang-Chul
	- relationship with company	-			
	paid-in capital(KRW)	1,560,998,295,000			
	total number of outstanding shares	312,199,659			
	business area	Communication Service			
	location of head office	206 Jungja-dong, Bundang-gu, Soengnam-si, Kyungki-do, Korea			
2. details of investment	type of securities invested (equity and equity-related securities)	0.76% of total common shares EB for 1.51% of total common shares			
	amount invested(KRW)	407,811,072,000			
	assessment method for securities acquired	public offering price for each common share : KRW 54,000 EB Option Premium : 10%			
	assessment organization	-			
	number of shares to be acquired by the investment concerned either by purchase or by exercise of rights for conversion and exchange	7,080,053			
	number of shares to be held either by purchase or by exercise of rights for conversion and exchange	7,080,053			
	shareholding ratio after investment(%)	2.27			
	investment date	2002.05.18			
3. purpose of investment(acquisition)		Acquisition of stable sales route for System and CDMA division of LGE			
4. total amount invested(KRW) (*see the table below)		407,811,072,000			
- paid-in capital at the end of the previous fiscal year (KRW)		783,961,275,000			
- ratio to paid-in capital(%) (%)		52.02			
5. decision date(date of board resolution)		2002.05.15			
- attendance of outside directors		present (no.)	2	absent (no.)	1
- attendance of auditors		present			
6. applicability of Fair Trade Act		no			
7. total assets at the end of the previous fiscal year(KRW)		9,443,488,219,698			
8. others		-			
※ date of relevant disclosure		-			

Assignment of Business

Date of Announcement : May 17, 2002

1. range of business to be assigned	Network Solution Business			
2. name of assignee	LG CNS			
- relationship with company	affiliate			
3. value of business assigned(KRW)	3,500,000,000			
4. purpose of assignment	Synergy through business integration			
5. date of assignment	2002.05.31			
6. effects of assignment	-			
7. date fo shareholders' meeting	-			
8. appraisal right of dissenting shareholders	N/A			
9. date of decision(date of board resolution)	2002.05.16			
10. board of directors resolution date	-			
- attendance of outside directors	present (no.)	-	absent (no.)	-
- attendance of auditors	absent			
11. others	Date of decision is the date of contraction.			

Voluntary Disclosure of Other Material Information Regarding Business

Date of Announcement : May 22, 2002

voluntary disclosure regarding Delisting of GDR in Luxembourg Stock Exchange
1. Related stock exchange : Luxembourg Stock Exchange (Bourse de Luxembourg) 2. Total amount of delisted GDR in the exchange : 1,683,591 preferred stock (One GDR represent one half of one preferred stock) 3. Informed Date : May 22, 2002 4. Reason of Delisting : LGE requested for delisting in the process of split-off

Result of Share Repurchase

Date of Announcement : May 24, 2002

1. number of shares repurchased	common shares			200,000
	preferred shares			-
	new preferred shares			-
2. aggregate number of shares on buy orders	common shares			200,000
	preferred shares			-
	new preferred shares			-
3. details of shares repurchased	class of shares	number of shares	total purchase amount (KRW)	average purchase price per share(KRW)
	common shares	200,000	10,860,000,000	54,300
	preferred shares	-	-	-
	new preferred shares	-	-	-
4. details of treasury stock after repurchase	class of shares	number of shares	shareholdin ratio(%)	total amount(KRW)
	common shares	200,000	0.14	10,860,000,000
	preferred shares	-	-	-
	new preferred shares	-	-	-
5. number of shares not purchased	common shares			-
	preferred shares			-
	new preferred shares			-
6. repurchase period	2002.05.13	~	2002.05.21	
7. reasons for incomplete purchase	-			
8. others	-			
※ date of relevant disclosure	2002.05.02			

Disposal of Equity in Other Corporation

Date of Announcement : May 27, 2002

1. details of company concerned	name of company	KT Corporation		name of representative	Lee, Sang-Chul
	- relationship with company	-			
	paid-in capital(KRW)	1,560,998,295,000			
	total number of outstanding shares	312,199,659			
	business area	Communication Service			
	location of head office	206 Jungja-dong, Bundang-gu, Soengnam-si, Kyungki-do, Korea			
2. details of disposal	amount disposed(KRW)	100,068,216,178			
	number of shares to be disposed	-			
	number of shares held after disposal(no.)	2,360,018			
	shareholding ratio after disposal	0.76			
	disposal date	2002.05.27			
3. purpose of disposal		to improve financial status by early withd rawal of capital investment			
4. total amount disposed(KRW) (*see the table below)		100,068,219,178			
- paid-in capital at the end of the previous fiscal year(KRW)		783,961,275,000			
- ratio to paid-in capital(%)		12.76			
5. decision date(date of board resolution)		2002.05.24			
- attendance of outside directors		present (no.)	2	absent (no.)	1
- attendance of auditors		present			
6. applicability of Fair Trade Act		no			
7. total assets at the end of the previous fiscal year(KRW)		9,443,488,219,698			
8. others		Object of disposal is EB for 1,683,501 common Shares			
※ date of relevant disclosure		-			

Sale of Securities to Major Shareholder

Date of Announcement : May 27, 2002

1. name of purchaser(major shareholder)		LG Investment & Securities			
- relationship with company		affiliate			
2. details of sale	date of sale	2002.05.27			
	securities sold	EB issued by KT Corporation			
	sales amount(KRW)	180,493,147,000			
	accumulated amount of securities sold to major shareholder concerned(KRW)	180,493,147,000			
	terms and conditions of sale	-			
3.purpose of sale		to improve financial status by early withdrawal of capital investment			
4. decision date(date of board resolution)		2002.05.24			
- attendance of outside directors		present (no.)	2	absent (no.)	1
- attendance of auditors		present			
5. applicability of Fair Trade Act					
6. others		-			

Overseas Direct Investment

Date of Announcement : May 31, 2002

1. details of overseas company invested	name of company	LG.Philips Displays Holding B.V	nationality of company	Netherlands
	name of representative	Andreas Wente		
	relationship with the company	Overseas Subsidiary		
	paid-in capital(KRW)	49,998 EURO		
	total number of outstanding shares	49,998		
	business area	Display device manufacture		
	location of head office	Netherlands		
2. size of existing investment(KRW)		1,853,850,000,000		
- shareholding ratio(%)		37.50		
3. size of new investment(a+b+c)(KRW)		154,487,500,000		
a. capital contribution(KRW)		154,487,500,000		
b. guarantee for debt payment(KRW)		-		
c. loan to overseas subsidiary(KRW)		-		
4. method of funding	own funds(KRW)	154,487,500,000		
	funds locally financed (KRW)	-		
5. purpose of investment		Reinforcing business competitiveness		
6. investment date and guarantee period for debt payment		2002.06.30		
7. total investment size(a+b+c)(KRW)				
a. capital contribution(KRW)		158,368,226,000		
- paid-in capital at the end of the previous fiscal year(KRW)		783,961,275,000		
- ratio to paid-in capital(%)		20.20		
- shareholding ratio after investment(%)				
b. guarantee for debt payment(KRW)		-		
c. loan to overseas subsidiary(KRW)		-		
8. decision date (date of board resolution)		2002.05.30		
- attendance of outside directors		present (no.)	3	absent (no.)	-
- attendance of auditors		present		
9. total assets at the end of the previous fiscal year(KRW)		9,443,488,219,698		
10. others				

Guarantee of Debt Payment for the Third Party (Including Provision of Collateral)

Date of Announcement : May 31, 2002

1. name of guarantee (debtor)		LG.Philips Displays Holding B.V		relationship with the company	Overseas Subsidary
2. creditor		JP Morgan, etc.		relationship with the company	-
3. principal debts	amount(KRW)	246,600,000,000			
	details	Operation funds			
4. details of guaranteed debts	amount of guarantee concerned(KRW)	246,600,000,000			
	accumulated balance of debt payment guaranteed (KRW)	246,600,000,000			
	paid-in capital at the end of the previous fiscal year(KRW)	738,961,275,000			
	ratio to paid-in capital(%)	67.40			
	period of guarantee	from	2002.06.03		
		to	2004.12.31		
	details	-			
5.total balance of debt guaranteed (KRW) (*see the table below)		-			
6.decision date (date of board resolution)		2002.05.30			
- attendance of outside directors		present (no.)	3	absent (no.)	-
- attendance of auditors		present			
7. others		-			

Overseas Direct Investment

Date of Announcement : May 31, 2002

1. details of overseas company invested	name of company	LG Holdings (HK) Ltd.	nationality of company	Hongkong	
	name of representative	Park Yoon-Sik			
	relationship with the company	-			
	paid-in capital(KRW)	USD 10,000,000			
	total number of outstanding shares	10,000,000			
	business area	Real Estate Development			
	location of head office	Hongkong			
2. size of existing investment(KRW)		-			
- shareholding ratio(%)		-			
3. size of new investment(a+b+c)(KRW)		23,593,331,000			
a. capital contribution(KRW)		23,593,331,000			
b. guarantee for debt payment(KRW)		-			
c. loan to overseas subsidiary(KRW)		-			
4. method of funding	own funds(KRW)	23,593,331,000			
	funds locally financed (KRW)	-			
5. purpose of investment		Activation of buisiness in China			
6. investment date and guarantee period for debt payment		2002.06.10			
7. total investment size(a+b+c)(KRW)					
a. capital contribution(KRW)		181,961,557,000			
- paid-in capital at the end of the previous fiscal year(KRW)		783,961,275,000			
- ratio to paid-in capital(%)		23.21			
- shareholding ratio after investment(%)		-			
b. guarantee for debt payment(KRW)		-			
c. loan to overseas subsidiary(KRW)		-			
8. decision date (date of board resolution)		2002.05.30			
- attendance of outside directors		present (no.)	3	absent (no.)	-
- attendance of auditors		present			
9. total assets at the end of the previous					

fiscal year(KRW)	9,443,488,219,698
10. others	–

Resolution on Tender Offer or Receipt of Tender Offer

Date of Announcement : July 23, 2002

1. target company or bidder		LGEI Ltd. (bidder)			
2. purpose of tender offer		to meet the standard of Fair Trade Act			
3. details of tender offer	class of shares	common share			
	number of shares to be purchased	32,028,000			
	c. offer price per share(KRW)	49,700			
	d. tender offer period	2002.08.22		~	2002.09.10
4. date of board resolution (receipt date of notice)		2002.07.23			
- attendance of outside directors		present(no.)	-	absent(no.)	-
- attendance of auditors					
5. others		This announcement is made on LGE's notification about its decision on the tender offer			

Listing of Securities(DRs or Stocks) on Overseas Exchange

Date of Announcement : September 6, 2002

1. details of securities to be listed	type of securities	GDR for preferred shares of LG Electronics			
	number of shares	8,767,182			
2. estimated price per share(KRW)					
3. listing exchange		London Stock Exchange			
4. listing date		2002.09.05			
5. submission date(s) of listing application and registration statement		2002.06.14			
6. decision date (date of board resolution)		2002.09.05			
- attendance of outside directors		present(no.)		absent(no.)	
- attendance of auditors					
7. others		Re-listed after split-off			

III. Review Report for the First Half of 2002

- Please find the enclosed. -